                    U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              FORM 10-SB


                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                  or 12(g) of the Securities Act of 1934


                                   Madrona International Inc.
                ----------------------------------------------
                (Name of Small Business Issuer in Its Charter)


                Delaware                    91-2022105

 -----------------------------------------------------------
   (State or Other Jurisdiction of      (I.R.S. Employer
    Incorporation or Organization)      Identification No.)


   5066 East 26th Drive, Bellingham, WA      98226   USA
   ---------------------------------------------------------
 (Address of Principal Executive Offices)        (ZIP Code)



                  ( 604 )  687-7828
----------------------------------------------------
 (Issuer's Telephone Number, Including Area Code)

Securities to be Registered under Section 12(b) of the Act:

Title of Each Class               Name of Each Exchange on Which
to be so Registered               Each Class is to be Registered


Securities to be Registered under Section 12(g) of the Act:

       Common Stock

ITEM  1       DESCRIPTION OF BUSINESS

All financial information is current as of October 31, 2000.
Other information is current as of the date of filing.


General

Madrona International, Inc. ("the Company") was incorporated in the State of Delaware on November 18, 1998. The Company is in the business of marketing the atomic golf ball thru its wholly owned subsidiary Atomic Golf Ball, Inc. (Atomic"). In October of 1999 the Company purchased 5,000,000 shares or 100% of the outstanding stock of Atomic from an unaffiliated party for $500.



The Issuer has acquired the rights to market this product from Kyle Investments, Inc. and has assigned the rights to its wholly owned subsidiary, Atomic.

Mission

Madrona's mission is to create profits by selling atomic golf balls to distributors and the general public through its web site
"www.atomicgolfball.com" as well as through print advertising, radio spot ads and word of mouth promotion.

Product

The atomic golf ball is a specially treated golf ball whose flight characteristics have been enhanced by treating the ball with an Impella Electron beam accelerator. The treatment causes the core of the ball to link atoms and creates more 'bounce' which gives the ball more distance when hit with the club. The stronger the drive the more distance added to the ball. The atomic golf ball was first developed by scientists at Atomic Energy Canada Ltd.'s Manitoba facility as a novelty to publicize the Electron Beam Accelerators being manufactured and sold by AECL.

Manufacturing

The Company starts with a high grade ball from a major manufacturer such as Spalding and has the balls produced with the Atomic Golf Ball logo. The balls are then treated in an Impella Electron Beam Accelerator in a contractual arrangement with that company. They are boxed in original packaging from the manufacturer and the company adds inserts and labels before shipping to purchasers. In the future, if sales volume warrants, the Company may consider having balls produced with just the company's logo and possibly design its own packaging.

Marketing

Atomic golf balls are marketed around the world through the world wide web of the Internet. The company established its web site at www.atomicgolfball.com to promote sales of the golf ball. Sales of the ball have been made to Canada, USA, and Thailand. In addition inquiries have been received from many other countries in the world. Sales have been made by personal contact through golf pro's, interested golfers and print advertising. The company is also setting up some radio advertising starting in the Vancouver, British Columbia market on a test basis to gauge response. The company is also attempting to set up dealers to contact pro shops and retailers in local markets. It has also set up wholesale sales with other Internet sellers of sports products, such as D.W. Quail golf supplies and Amazon.com

Competition

Competition comes from every other manufacturer of golf balls of which there are many in the world. The major manufacturers produce high quality balls which are advertised and sold all over the world. Other world manufacturers produce lesser quality balls which are sold for much less money. There is also the competition from the sellers of used balls. The company depends on the appeal of its balls as a specialty and novelty ball that will appeal to duffers and serious golfers alike who are looking for some added distance to their drives.


Suppliers

Supplies of standard, high quality balls are currently almost limitless and it is felt this situation will not change in the near or distant future. There is currently an agreement in place for the use of the Electron Beam Accelerator and no reason to believe that will not continue, however there is no guarantee that the availability of the 'accelerator' will continue indefinitely.


Governmental Regulations

The Company, to the best of its knowledge, knows of no government regulations in regard to its product.


ITEM  2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS

Plan of Operation

The Business Plan for the issuer over the next 12 months is to continue to sell its product through its internet web site and to discuss its product with Golf courses and golf ball distributors. The Company believes that sales and present capital is sufficient to operate over the next twelve months.

If sales increase substanually it may be necessary to raise additional capital either debt or equity. There can be no assurance the such capital will be available to the Company on terms acceptable to the Company.


ITEM  3.   DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space for its present business by the president of the Company at no charge. That location is 5066 East 26th Drive, Bellingham, WA. In the near future the Company will be looking for its own space. The Company expects to have no problems finding the space it needs at prices that it can afford


ITEM  4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
               AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of December 1, 2000, of each officer, director and who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of December 1, 2000 there were 5,130,000 common shares outstanding.

Name and Address     Amount and Nature of       Percent Ownership
of Beneficial Owner  Beneficial Ownership

Lana B. Turner         3,333,333  (Direct)             65%
#802-1160 Haro St.
Vancouver, BC
Canada V6E lE2

W. Ward Munsie         1,666,667   (Direct)            32%
1512 West 40th ve.
Vancouver, BC
Canada V6M lV8



Unless otherwise indicated, the named party is believed to be the majority shareholder investor who has voting control of the shares set forth in the above table.

ITEM  5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
    AND CONTROL PERSONS

A. The Directors and Officers of the Company, all of whose terms will expire one year from their election, or at such a time as their successors shall be elected and qualified are as follows:

NAME AND ADDRESS     AGE    POSITION                DATE ELECTED

L. B. Turner          46    President, Secretary,      11/18/1998
                            Treasurer & Director

Resumes of the Directors and Officers of the Company are:

Lana B. Turner has served as President, Secretary, Treasurer and sole Director of Madrona International Inc. since incorporation in 1998. Since 1993 she has served as corporate secretary for Promax Energy, Inc. a Canadian public company. Ms. Turner has also served as general manager and administrator for Sumac Investments, Inc. and Malaysian Mining Company, both private Canadian firms. Ms. Turner formerly served as President and Director of Galliano International Ltd., a public company which has reorganized since her tenure.


ITEM  6.   EXECUTIVE COMPENSATION

A. None of the officers or directors receives or has received any remuneration from the Company.

B. There is no annuity, pension or retirements benefit proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

C. No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director under any plan which is presently existing. No options have been granted. The Company has not decided when and in what circumstances it will start paying officers and directors.

ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 18, 1998 the Company issued 3,333,333 of its common shares to Lana B. Turner, president and director of the Company for a total consideration of $667.

On November 18, 1998 the Company issued 1,666,667 shares of its common stock to W. Ward Munsie for $333.



ITEM  8.  LEGAL PROCEEDINGS

None

ITEM  9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

Title of Class                   Number of Record Holders

   Common                                  54

There is, as of the date of filing, no public market in any class of stock of the Company.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

On November 18, 1998 the Company issued 3,333,333 of its common shares to Lana B. Turner, president and director of the Company for a total consideration of $667.

On November 18, 1998 the Company issued 1,666,667 shares of its common stock to W. Ward Munsie for $333.

The above two transactions were without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by section 4(2) for sales not involving a public offering.


During March, 1999 the company completed an offering of 130,000 shares of common stock to 52 persons. All such persons were non-US persons as defined in Regulation S. The offering was made in reliance on the exemption from registration contained in Regulation D Rule 504. The total amount raised in the offering was $13,000.


ITEM  11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 80,000,000 shares of Common Stock, par value $0.0001 per share. As of December 1, 2000, the Company had outstanding 5,130,000 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subject to the rights of the preferred shareholders. There are 20,000,000 shares of preferred par value $0.0001, none of which are outstanding.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. fixed by the Board of Directors. At any meeting of Shareholders, a majority of the outstanding Common Shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if this is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rate in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

                      Non-Cumulative Voting

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.


                          "Penny Stock"

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or dealer approve a person's account for transactions in penny stocks: and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM  12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Directors and Officers are provided indemnification only as provided by the laws of the State of Delaware. The Articles of Incorporation and the Bylaws contain no indemnification provisions.


ITEM  13.  FINANCIAL STATEMENTS



ITEM  14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURES

      None.

ITEM  15.  FINANCIAL STATEMENTS AND EXHIBITS

a).  Audited Financial Statements.
Audited Financial Statements for years ended October 31, 1999 and
2000.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Madrona International, Inc.

We have audited the accompanying consolidated balance sheets of Madrona International, Inc. (A Development Stage Company) as of October 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for the period November 18, 1998 (Inception) to October 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Madrona International, Inc., and subsidiary, as of October 31, 2000 and 1999, and the results of their operations and their cash flows for the period November 18, 1998 (Inception) to October 31, 2000 and 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has had no significant operations. This raises substantial doubt about its ability to continue as a going concern.

AROANDO C. IBARRA
------------------
ARMANDO C. IBARRA, CPA, APC

Chula Vista, California
December 12, 2000
350 E Street, Chula Vista, CA 91910
Tel: (619) 422-1348
Fax: (619) 422-1465

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------

                                                        October 31,
                                                  ------------------------
                                                  2000               1999
                                                  ------------------------
Current Liabilities:
  Accounts Payable                                $      450        $    450
                                                  ----------        ---------
Total Current Liabilities                                450             450
                                                  ----------        ---------
Long Term Liabilities:
  Loan from Shareholders'                             22,000              -
                                                  ----------        ---------
Total Long Term Liabilities                           22,000              -
                                                  ----------        ---------
TOTAL LIABILITIES                                     22,450             450


Shareholders' Equity :

Preferred stock, $.0001 par value ( 20,000,000
  authorized; none issued and outstanding.)               -                -
Common  Stock, $.0001 par value ( 80,000,000
  shares authorized; issued and outstanding:
  5,530,000 and 5,130,000 as of October 31,              553              513
  2000 and 1999 respectively.

Additional Paid-in Capital                            17,447           13,487

Deficit Accumulated During the Development Stage
                                                     (16,076)          (6,034)
                                                  ----------        ---------
Total Shareholders' Equity                             1,924            7,966
                                                  ----------        ---------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                            $   24,374        $   8,416

            See auditors' Report and Notes to the Financial Statements
                                     F-3

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
       From November 18, 1998 (Inception) through October 31, 2000 and 1999


                                                        October 31,
                                                  ------------------------
                                                  2000               1999
                                                  ------------------------
REVENUES                                          $      729        $     27
                                                  ----------        ---------
  Cost of Goods Sold                                     453              52
                                                  ----------        ---------
  Gross Profit                                           276             (25)

  General and Administrative Expenses                 10,346           6,009

  Other Income :
  Freight Revenue                                         25             -
  Interest Income                                          3             -
                                                  ----------        ---------
  Total Other Income                                      28             -
                                                  ----------        ---------

NET LOSS                                          $  (10,042)       $  (6,034)
                                                  ===========       ==========


BASIC EARNINGS (LOSS) PER SHARE                   $   (0.002)       $ (0.001)
                                                  ===========       ==========
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                          5,426,438        4,843,342

            See auditors' Report and Notes to the Financial Statements
                                     F-4

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
          STATEMENT OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
       From November 18, 1998 (Inception) through October 31, 2000 and 1999

<CAPTION
                                                                                    Deficit
                                                                                  Accumulated
                                                                    Additional      During
                                     Common Stock                    Paid-in       Development
                                 Shares           Amount             Capital         Stage       Total
Issuance of Common Stock for
Cash on November 18, 1998        5,000,000        $   500           $      500    $      -        $  1,000

Issuance of Common Stock from
Sale of Private Placement on
March 31, 1999                     130,000             13               12,987           -          13,000

Net loss, November 18, 1998
(Inception) to October 31, 1999                         -                    -         (6,034)      (6,034)
-----------------------------------------------------------------------------------------------------------
Balance, October 31, 1999        5,130,000       $    513           $   13,487     $   (6,034)    $  7,966
==========================================================================================================

Issuance of Common Stock for
Sale of Private Placement on       200,000       $     20           $    1,980     $       -      $  2,000
January 18, 2000

Issuance of Common Stock from
Sale of Private Placement on
February 22, 2000                  200,000             20                1,980             -         2,000

Net loss, October 31, 2000                              -                    -        (10,042)     (10,042)
----------------------------------------------------------------------------------------------------------
Balance, October 31, 2000        5,530,000       $    553           $   17,447      $ (16,076)    $  1,924
===========================================================================================================

            See auditors' Report and Notes to the Financial Statements
                                     F-5

                           MADRONA INTERNATIONAL, Inc
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENTS OF CASH FLOWES
       From November 18, 1998 (Inception) through October 31, 2000 and 1999

                                                    October 31,
                                             ------------------------
                                              2000               1999
                                             ------------------------
Cash Flows from Operating Activities:
  Net  Loss                                  $    (10,042)     $    (6,034)
  Non-cash Operating Activities Included
  in Deficit
  Accumulated :
    Amortization                                       68              137

  (Increase) Decrease in Assets :
    Inventory                                         453           (3,447)"
    Organization Costs                                  -             (839)

  Increase (Decrease) in Liabilities :
   Accounts Payable and Accrued Expenses           22,000              450
                                             ------------      ------------
Net Cash Provided by / Used in Operating
Activities:                                        12,479           (9,733)
                                             ============      ============

Cash Flows from Financing Activities :
  Issuances of Common Stock                            40              513
  Proceeds from Private Placement                   3,960           13,487
                                             ------------      ------------
Net Cash Provided by Financing Activities           4,000           14,000
                                             ============      ============
Net Increase in Cash                               16,479            4,267

Cash at Beginning of Year                           4,267               -
                                             ------------      ------------
Cash at End of Year                          $     20,746      $      4,267
                                             ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION :

Cash Paid During the Year for :
  Interest ( Net of Amount Capitalized )     $         -       $      -
                                             ============      ============
  Income Taxes                               $         -       $      -
                                             ============      ============

            See auditors' Report and Notes to the Financial Statements
                                     F-6

                          MADRONA INTERNATIONAL, INC.
                         (A Development Stage Company)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               For the Period from November 18, 1999 (Inception)
                         to October 31, 2000 and 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY


	The Company was organized November 18, 1998, under the laws of the State of Delaware, as Madrona International Inc. The Company has no significant revenues and in accordance with SFAS #7, the Company is considered a development stage Company.

	The Company is entering the business of selling "specialty" golf balls and is in the process of setting up a web site to market the products. In October 1999 the Company purchased all of the outstanding stock of Atomic Golf Ball, Inc. (AGB) making AGB a wholly owned subsidiary of the Company.
AGB is in the business of selling specialty golf balls.

	On November 18, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock for cash of $1,000.00.

	On March 31, 1999, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by section 4(2) and 3(b) of the Securities Act and Regulation D promulgated there under. The Company sold 130,000 shares of common stock at a price of $0.10 per share for a total amount raised of $13,000.

The Company had further issuances in fiscal year 1999 as reflected in the shareholders' equity statement.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting

The Company is using the accrual method of accounting to prepare and present financial statements in accordance with generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Atomic Golf Ball, Inc. All significant inter-Company transactions and balances have been eliminated.

                                      F-7

Income Taxes

The Company accounts for taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.


Basic Loss per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective November 18, 1998.

Amortization

Amortization of the organization costs is computed using the straight-line method over five years.

Inventory

Inventories are materials related to the Company's marketing and selling of golf balls through its subsidiary. All inventory items are stated at the lower of cost (first-in, first-out) or market value.

                                      F-8

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3 - BUSINESS COMBINATION

In October 1999 the Company purchased 5,000,000 shares or 100% of the outstanding stock of Atomic Golf Ball, Inc. (the subsidiary) for $500 . The transaction was accounted for by the purchase method of accounting for business combinations.


NOTE 4 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not had any significant revenue. Without realization of additional capital, or a significant increase in revenue, it would be unlikely for the Company to continue as a going concern.


NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                      F-9

NOTE 6 - INCOME TAXES

As of October 31, 2000 the Company has net operating loss carry forwards for federal income tax purposes which expire through 2014. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry forwards are expected to be available to reduce taxable income. As the achievement of future taxable income is uncertain, the Company recorded a valuation allowance.

Deferred tax assets:
   Net operating loss carry forwards              $ 16,076
   Valuation Allowance                             (16,076)
   Net deferred tax assets                             -0-


b)   3.(i)      Articles of Incorporation & Certificate of Incorporation
     3.(ii)     By-Laws
    10.1        Agreement IOTRON and KYLE
    11.1        Computation of per share earnings
    27.1        Financial Data Schedule

                             SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this disclosure statement to be signed on its behalf by the undersigned, thereunto duly authorized.

  MADRONA INTERNATIONAL, INC..


Dated: 01/07/2001

  LONA B. TURNER
-----------------
  LONA B. TURNER
                                                                     PAGE 18